Exhibit 2.6
STATEMENT OF DESIGNATIONS

OF

DRYSHIPS INC.
Reg. No. 11911
Pursuant to Section 35(5) of the Business Corporations Act

REPUBLIC OF THE MARSHALL ISLANDS

REGISTRAR OF CORPORATIONS

DUPLICATE COPY

NON RESIDENT	The original of this Document was

FILED ON

September 9, 2016

/s/ Denise M. Francis
Deputy Registrar

CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND PRIVILEGES OF SERIES D PREFERRED STOCK OF DRYSHIPS INC.
Section 1.          Designation and Amount. The shares of such series shall be designated as "Series D Preferred Stock". The Series D Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall initially be 3,500,000 which number the Board may from time to time increase or decrease (but not below the number then outstanding).
Section 2.          Proportional Adjustment. In the event the Company shall at any time after the issuance of any share or shares of Series D Preferred Stock (i) declare any dividend on the common stock of the Company par value $0.01 per share (the "Common Stock"), payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Company shall simultaneously effect a proportional adjustment to the number of outstanding shares  of Series D Preferred Stock.
Section 3.          Dividends and Distributions.  The shares of Series D Preferred Stock shall have the same dividend and distribution rights as the Company's Common Stock.
Section 4.          Voting Rights. The holders of shares of Series D Preferred Stock shall have the following voting rights:
(a)          Each share of Series D Preferred Stock shall entitle the holder thereof to one hundred thousand (100,000) votes on all matters submitted to a vote of the stockholders of the Company.
(b)          Except as otherwise provided herein or by law, the holders of shares of Series D Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.
(c)          Except as required by law, holders of Series D Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.
Section 5.          Reacquired Shares. Any shares of Series D Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein and, in the Articles of Incorporation, as then amended.

Section 6.          Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Company, the D Preferred Stock shall have the same liquidation rights as the Common Stock.
Section 7.          Consolidation, Merger, etc. In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series D Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.
Section 8.          No Redemption. The shares of Series D Preferred Stock shall not be redeemable.
Section 9.          Amendment. The Articles of Incorporation of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series D Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series D Preferred Stock, voting separately as a class.
Section 10.          Fractional Shares. Series D Preferred Stock may not be issued in fractional shares.
Section 11.          Notices. Any notice to be delivered hereunder shall be delivered (via overnight courier, facsimile or email) to each holder at its last address as it shall appear upon the books and records of the Company at least ten (10) calendar days prior to the applicable record or effective date thereinafter specified.
Section 12.          Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.
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IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Company by its Executive Vice President and Interim Chief Financial Officer on this 9th day of September, 2016.
By:	/s/ Anthony Kandylidis
Name:	Anthony Kandylidis
Title:	Executive Vice President and Interim Chief Financial Officer